# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Emmis Acquisition Corp., CIK 0002075816
CUSIP: G3037D105
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 515 E Las Olas Blvd, Suite 120, Fort Lauderdale, Florida (FL), 33301
Date of event which requires filing of this statement: 09/26/2025
Filed by CIK 0002075117
Persons authorized to receive notices and communications: Peter Goldstein, CEO, CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Sq, Grand Cayman, Cayman Islands (E9), KY1-1001, 954-294-6285

## Reporting persons
- Emmis Capital Sponsor LLC (CIK 0002075117): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,143,333; sole dispositive power 0; shared dispositive power 4,143,333; aggregate amount beneficially owned 4,143,333 (26.26% of the class)
- Peter Goldstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,143,333; sole dispositive power 0; shared dispositive power 4,143,333; aggregate amount beneficially owned 4,143,333 (26.26% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Emmis Acquisition Corp.
Address of issuer's principal executive offices: 515 E Las Olas Blvd, Suite 120, Fort Lauderdale, Florida (FL), 33301

## Item 2. Identity and Background
Name of person filing:
(a) This statement is filed by:

(i) the Sponsor, which is the holder of record of approximately 26.26% of the issued and outstanding ordinary shares ("Ordinary Shares") of the Issuer (15,775,833) based on the number of Class A Ordinary Shares (11,942,500) and Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares") (3,833,333) outstanding as of September 26, 2025, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on October 2, 2025; and

(ii) Peter Goldstein, the Chief Executive Officer and a Director of the Issuer and a managing member of Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The address of the principal business and principal office of each of the Sponsor and Peter Goldstein is CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square Grand Cayman KY1-1001.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's sponsor. Mr. Goldstein serves as the Chief Executive Officer and Director of the Issuer.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Sponsor is a Delaware limited liability company. Mr. Goldstein is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $3,125,000. The source of these funds was the working capital of the Sponsor.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 30, 2025, the Company entered into a securities subscription agreement with the Sponsor, pursuant to which the Company agreed to issue 3,833,333 Class B ordinary shares(up to 500,000 shares of which are subject to forfeiture depending on the extent to which the underwriters' over-allotment option is exercised) for a consideration of $25,000, or approximately $0.007 per share. On June 27, 2025, the Sponsor issued a promissory note to the Company for the principal amount of $25,000 for the issuance of the founder shares. The Company received the payment of $25,000 from the Sponsor on August 27, 2025.

On September 26, 2025, simultaneously with the consummation of the Issuer's Initial Public Offering (the "IPO"), the Sponsor purchased 367,500 units ("Placement Units") of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated as of September 24, 2025, by and between the Issuer and the Sponsor (the "Placement Units Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Ordinary Share and one right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of the Issuer's initial business combination (as described more fully in the Issuer's Final Prospectus dated September 24, 2025).

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 15,775,83 3Ordinary Shares, including 11,942,500 Class A Ordinary Shares and 3,833,333 Class B Ordinary Shares, outstanding as of September 26, 2025, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on October 2, 2025 are as follows:

Sponsor

a) Amount beneficially owned: 4,143,333 Percentage: 26.26%

Peter Goldstein

a) Amount beneficially owned: 4,143,333 Percentage: 26.26 %
Number of shares as to which each person has sole or shared power to vote or dispose:
(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Person (on the basis of a total of 15,775,83 3Ordinary Shares, including 11,942,500 Class A Ordinary Shares and 3,833,333 Class B Ordinary Shares, outstanding as of September 26, 2025, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on October 2, 2025 are as follows

Sponsor

b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 4,143,333
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 4,143,333

Peter Goldstein

b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 4,143,333
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 4,143,333

Peter Goldstein is the managing member of the Sponsor, and hold voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. As such, Mr. Goldstein may be deemed to have beneficial ownership of the securities held of record by the Sponsor. Mr. Goldstein disclaims any beneficial ownership of the securities held of record by the Sponsor other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Founder Share Purchase Agreement between the Issuer and Sponsor

On May 30, 2025, the Company entered into a securities subscription agreement with the Sponsor, pursuant to which the Company agreed to issue 3,833,333 Class B ordinary shares (up to 500,000 shares of which are subject to forfeiture depending on the extent to which the underwriters' over-allotment option is exercised) for a consideration of $25,000, or approximately $0.007 per share. On June 27, 2025, the Sponsor issued a promissory note to the Company for the principal amount of $25,000 for the issuance of the founder shares. The Company received the payment of $25,000 from the Sponsor on August 27, 2025.

The description of the securities subscription agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.8 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on July 3, 2025(and is incorporated by reference herein as Exhibit 10.1).

Placement Units Purchase Agreement between the Issuer and Sponsor

On September 26, 2025, simultaneously with the consummation of the Issuer's Initial Public Offering (the "IPO"), the Sponsor purchased 367,500 units ("Placement Units") of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated as of September 24, 2025, by and between the Issuer and the Sponsor (the "Placement Units Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Ordinary Share and one right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of the Issuer's initial business combination.

The description of the Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 29, 2025 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On September 24, 2025, in connection with the IPO, the Issuer, the Sponsor, Mr Goldstein and certain other parties thereto entered into a letter agreement (the "Insider Letter"). Pursuant to the Insider Letter, the Sponsor, Mr. Goldstein and other insiders agreed (A) to vote their Founder Shares, any Ordinary Shares underlying the Placement Units and any public shares in favor of any proposed business combination, except that it or he shall not vote any Class A Ordinary Shares that it or he purchased after the Issuer publicly announces its intention to engage in such proposed business combination for or against such proposed business combination, (B) not to propose an amendment to the Issuer's Amended and Restated Memorandum and Articles of Association (i) that would modify the substance or timing of the Issuer's obligation to redeem 100% of the public shares if the Issuer does not consummate a business combination within 18 months from the completion of the IPO, or (ii) with respect to any other provision relating to the rights of holders of Class A Ordinary Shares or pre-initial business combination activity, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer's trust account set up in connection with the IPO (the "Trust Account") including interest earned on the funds held in the Trust Account and net of taxes payable, divided by the number of then outstanding public shares, (C) not to redeem any Ordinary Shares in connection with a shareholder vote to approve the Issuer's proposed initial business combination or a vote to amend the provisions of the Issuer's Amended and Restated Memorandum and Articles of Association relating to shareholders' rights or pre-business combination activity and (D) that the Founder Shares and any Ordinary Shares underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that, in the event of the liquidation of the Trust Account of the Issuer, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person (other than the Company's independent public accountants) who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of taxes payable; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on September 29, 2025 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On September 24, 2025, in connection with the IPO, the Issuer, the Sponsor and other security holders entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights, which will be subject to customary conditions and limitations. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on September 29, 2025 (and is incorporated by reference herein as Exhibit 10.4).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Securities Subscription Agreement, dated as of May 30, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on July 3, 2025).

Exhibit 10.2 Private Placement Units Purchase Agreement, dated as of September 24, 2025, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 29, 2025).

Exhibit 10.3 Letter Agreement, dated as of September 24, 2025, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 29, 2025).

Exhibit 10.4 Registration Rights Agreement, dated as of September 24, 2025, by and among the Issuer, the Sponsor and other security holders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 29, 2025).

Exhibit 99.1 Joint Filing Agreement, October 7, 2025, by and among the Reporting Persons.

## Signatures
- Emmis Capital Sponsor LLC: /s/ Peter Goldstein, Managing Member (10/07/2025)
- Peter Goldstein: /s/ Peter Goldstein, Peter Goldstein (10/07/2025)